

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2025

Frank Lanuto
Principal Accounting Officer
Stagwell Inc
One World Trade Center , Floor 65
New York , NY 10007

> **Re: Stagwell Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-13718**
> **Filed March 11, 2025**

Dear Frank Lanuto:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services